Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October, 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 25, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Corporation to Issue Stock Acquisition Rights for the Purpose of Granting Stock Options




                                                        Sony Corporation
                                                        1-7-1 Konan, Minato-ku
                                                        Tokyo, 108-0075 Japan

                                                        October 25, 2007


               Sony Corporation to Issue Stock Acquisition Rights
                   for the Purpose of Granting Stock Options


Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue Stock Acquisition Rights for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law and to the approval of the Corporation's 90th Ordinary General Meeting of Shareholders held on June 21, 2007.


I. The reason why the Corporation will issue Stock Acquisition Rights for the purpose of granting stock options

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (hereinafter referred to as the "Group") and thereby improving such business performance of the Group, by making the economic interest, which such directors, corporate executive officers or employees will receive, correspond to the business performance of the Corporation.


II. The principal terms of the issue are as follows

The Fourteenth Series of Stock Acquisition Rights
-------------------------------------------------

1. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

                                                        Number of persons
                                            (Number of Stock Acquisition Rights)
     Directors of the Corporation                              10 (180)
     Corporate executive officers of the Corporation            5 (2,040)
     Employees of the Corporation                             212 (3,090)
     Director of the subsidiaries of the Corporation           85 (1,257)
     Employees of the subsidiaries of the Corporation         121 (1,395)
                                                       total: 433 (total: 7,962)

2. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

     796,200 shares of common stock of the Corporation

     The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

3. Aggregate number of Stock Acquisition Rights:

     7,962

4. Payment in exchange for Stock Acquisition Rights:

     The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

5. Amount of assets to be contributed upon exercise of Stock Acquisition Rights:

     The amount of the assets (cash) to be contributed by the exercising holder upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of the Stock Acquisition Rights (hereinafter referred to as the "Exercise Price") by the Number of Granted Shares. The Exercise Price shall be initially the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the Allotment Date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five
     (45) trading days immediately before the day that is immediately after the Allotment Date of the Stock Acquisition Rights (any fraction less than one
     (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for the thirty
     (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the Allotment Date of the Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (iii) the Closing Price on the Allotment Date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (i), (ii) and (iii) above.

6. Period during which Stock Acquisition Rights may be exercised:

     From and including November 14, 2007, up to and including November 13, 2017. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7. Conditions for exercise of Stock Acquisition Rights:

     (1) No Stock Acquisition Right may be exercised in part.
     (2) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, the Stock Acquisition Rights may not be exercised on and after the date of the resolution for such consolidation, amalgamation, merger, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten).

8. Matters concerning amount of capital and additional paid-in capital increased by issuance of shares upon exercise of Stock Acquisition Rights:

     (1) The amount of capital increased by the issue of the shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one
         (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.
     (2) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (1) above, from the maximum limit of capital increase, as also provided in (1) above.

9. Mandatory repurchase of Stock Acquisition Rights:

     Not applicable.

10. Restrictions on acquisition of Stock Acquisition Rights through transfer:

     The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation. Transfer of the Stock Acquisition Rights shall be subject to the restrictions provided for in the Allocation Agreement.

11. Allotment date of Stock Acquisition Rights:

     November 14, 2007


The Fifteenth Series of Stock Acquisition Rights
------------------------------------------------

1. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

                                                    Number of persons
                                           (Number of Stock Acquisition Rights)
     Corporate executive officers of the Corporation           2 (4,300)
     Director of the subsidiaries of the Corporation          34 (2,179)
     Employees of the subsidiaries of the Corporation        704 (9,365)
                                                      total: 740 (total: 15,844)

2. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

     1,584,400 shares of common stock of the Corporation
     The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

3. Aggregate number of Stock Acquisition Rights:

     15,844

4. Payment in exchange for Stock Acquisition Rights:

     The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.


5. Amount of assets to be contributed upon exercise of Stock Acquisition Rights:

     The amount of the assets (cash) to be contributed by the exercising holder upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of the Stock Acquisition Rights (hereinafter referred to as the "Exercise Price") by the Number of Granted Shares. The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the Allotment Date of such Stock Acquisition Rights (hereinafter referred to as the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot
     U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the Allotment Date of the Stock Acquisition Rights, (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five
     (45) trading days immediately before the date (being the Allotment Date of the Stock Acquisition Rights) on which the Corporation fixes the Exercise Price or (iii) the Closing Price on the Allotment Date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price among (i),
     (ii) and (iii) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

6. Period during which Stock Acquisition Rights may be exercised:

     From and including November 14, 2007, up to and including November 13, 2017. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7. Conditions for exercise of Stock Acquisition Rights:

     (1) No Stock Acquisition Right may be exercised in part.
     (2) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, the Stock Acquisition Rights may not be exercised on and after the date of the resolution for such consolidation, amalgamation, merger, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten).

8. Matters concerning amount of capital and additional paid-in capital increased by issuance of shares upon exercise of Stock Acquisition Rights:

     (1) The amount of capital increased by the issue of the shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one
         (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.
     (2) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (1) above, from the maximum limit of capital increase, as also provided in (1) above.

9. Mandatory repurchase of Stock Acquisition Rights:

     Not applicable.

10. Restrictions on acquisition of Stock Acquisition Rights through transfer:

     The Stock Acquisition Rights cannot be acquired through transfer (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder's estate or beneficiaries), unless such acquisition is expressly approved by the Board of Directors of the Corporation. Transfer of the Stock Acquisition Rights shall be subject to the restrictions provided for in the Allocation Agreement.

11. Allotment date of Stock Acquisition Rights:

     November 14, 2007